VILLAGE ROADSHOW LIMITED

Direct Telephone +61 3 9667 6520 · Direct Fax +61 3 9639 1540
Email simon_hulls@roadshow.com.au

Web Site: www.villageroadshow.com.au

3 October 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA

Dear Sir/Madam

Village Roadshow Limited: 12g 3-2(b) Information
File No. 82-4513

Please find enclosed information which Village Roadshow Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g 3-2(b).

Yours faithfully

Simon Hulls
Corporate Services Officer

enc

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

15 September 2006

VILLAGE ROADSHOW BUYS REMAINING 50% INTEREST IN SEA WORLD HOTEL

The Directors of Village Roadshow Ltd ("VRL") are pleased to announce that VRL has entered into a binding agreement to acquire the remaining 50% interest in Sea World Nara Resort Hotel held by Nara Australia for approximately $20 million plus the assumption of bank debt of approximately $5.5 million.

Upon completion of this transaction within the next few weeks, all the Queensland based Village Roadshow Theme Park and Hotel assets will be owned 100% by VRL.

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229



VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

18 September 2006

CHANGE OF ANNUAL GENERAL MEETING DATE

The Company advises that the date of its Annual General Meeting has been changed to Thursday 30 November 2006 commencing at 9.00 a.m. The venue remains as the Roxy Cinema, Warner Bros. Movie World, Pacific Motorway, Oxenford, Queensland.

It is presently expected that the Notice of Meeting, and the Company's 2006 Annual Report which accompanies it, will be forwarded to shareholders on or about Monday 30 October 2006.

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141, PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**VILLAGE ROADSHOW LIMITED**
ABN	**43 010 672 054**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN ROSS KIRBY
Date of last notice	28 JULY 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	13 SEPTEMBER 2006 – 18 SEPTEMBER 2006
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Name of Director: **JOHN ROSS KIRBY**
Name of Company: **VILLAGE ROADSHOW LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
DIRECT INTEREST					
J R Kirby	192,131	192,131			Registered holder
Total Direct Interest		**192,131**			

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
INDIRECT INTEREST					
Village Roadshow Corporation Pty Ltd	88,375,000	88,375,000			Director and shareholder of Village Roadshow Corporation Pty Ltd and taken under section 608 (1) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling the exercise of the power to vote or dispose of Village Roadshow Corporation Pty Ltd's shareholding
Canberra Theatres Ltd	6,544,167	6,544,167			Village Roadshow Corporation Pty Ltd has relevant interest under section 608 (8) of the Corporations Act as the holder of an enforceable right over the Village Roadshow Limited shares held by Canberra Theatres Limited and the director is taken to have an indirect relevant interest under section 608 (1) of the Corporations Act by reason of jointly controlling the exercise of the power to vote or dispose of Village Roadshow Corporation Pty Ltd's shareholding in Village Roadshow Limited
Total Indirect Interest		**94,919,167**			

Name of Director: **JOHN ROSS KIRBY**
Name of Company: **VILLAGE ROADSHOW LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
Canberra Theatres Ltd	6,544,167	6,544,167			Call option agreement between Amalgamated Holdings Limited and Village Roadshow Corporation Pty Ltd in respect of the Village Roadshow Limited shares held by Canberra Theatres Limited and pre-emption rights over the sale of the shares giving Village Roadshow Corporation Pty Ltd a relevant interest under section 608 (8) of the Corporations Act
TOTAL		6,544,167			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Name of Director: **JOHN ROSS KIRBY**
Name of Company: **VILLAGE ROADSHOW LIMITED**
Name and Type of Security: **A CLASS PREFERENCE SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
TOTAL		0			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: **JOHN ROSS KIRBY**
Name of Company: **AUSTEREO GROUP LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Village Roadshow Limited	255,562,594				The Director is taken under section 608 (3) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling through Village Roadshow Corporation Pty Ltd the exercise of the power to vote or dispose of Village Roadshow Limited's shareholding
	(30,000)		13-Sep-06	$1.9408	On-market sale
	(45,000)		15-Sep-06	$1.9584	On-market sale
	(1,000,000)		18-Sep-06	$1.8748	On-market sale
		254,487,594			
Total Indirect Interest		**254,487,594**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: **JOHN ROSS KIRBY**
Name of Company: **VILLAGE ROADSHOW CORPORATION PTY LTD**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
J R Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
VRC Investment Co. Pty Ltd	2,380,645	2,380,645			Wholly owned subsidiary of Positive Investments Pty Ltd
Positive Investments Pty Ltd	4,497,561	4,497,561			Director and shareholder of Positive Investments Pty Ltd
R G Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
G W Burke	250	250			Held beneficially for Positive Investments Pty Ltd
TOTAL		**6,878,956**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL	0	0			

Name of Director: **JOHN ROSS KIRBY**
Name of Company: **VILLAGE ROADSHOW CORPORATION PTY LTD**
Name and Type of Security: **PREFERENCE SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Positive Investments Pty Ltd	41,972	41,972			Director and shareholder of Positive Investments Pty Ltd
TOTAL		**41,972**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**VILLAGE ROADSHOW LIMITED**
ABN	**43 010 672 054**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ROBERT GEORGE KIRBY
Date of last notice	28 JULY 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	13 SEPTEMBER 2006 – 18 SEPTEMBER 2006
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Name of Director: **ROBERT GEORGE KIRBY**
Name of Company: **VILLAGE ROADSHOW LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
DIRECT INTEREST					
R G Kirby	1,000	1,000			Registered holder
Total Direct Interest		**1,000**			
INDIRECT INTEREST					
Village Roadshow Corporation Pty Ltd	88,375,000	88,375,000			Director and shareholder of Village Roadshow Corporation Pty Ltd and taken under section 608 (1) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling the exercise of the power to vote or dispose of Village Roadshow Corporation Pty Ltd's shareholding
Canberra Theatres Ltd	6,544,167	6,544,167			Village Roadshow Corporation Pty Ltd has relevant interest under section 608 (8) of the Corporations Act as the holder of an enforceable right over the Village Roadshow Limited shares held by Canberra Theatres Limited and the director is taken to have an indirect relevant interest under section 608 (1) of the Corporations Act by reason of jointly controlling the exercise of the power to vote or dispose of Village Roadshow Corporation Pty Ltd's shareholding in Village Roadshow Limited
Total Indirect Interest		**94,919,167**			

Name of Director:	**ROBERT GEORGE KIRBY**
Name of Company:	**VILLAGE ROADSHOW LIMITED**
Name and Type of Security:	**ORDINARY SHARES**

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
Canberra Theatres Ltd	6,544,167	6,544,167			Call option agreement between Amalgamated Holdings Limited and Village Roadshow Corporation Pty Ltd in respect of the Village Roadshow Limited shares held by Canberra Theatres Limited and pre-emption rights over the sale of the shares giving Village Roadshow Corporation Pty Ltd a relevant interest under section 608 (8) of the Corporations Act
TOTAL		**6,544,167**			

Name of Director: **ROBERT GEORGE KIRBY**
Name of Company: **VILLAGE ROADSHOW LIMITED**
Name and Type of Security: **A CLASS PREFERENCE SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
TOTAL		0			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: **ROBERT GEORGE KIRBY**
Name of Company: **AUSTEREO GROUP LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Village Roadshow Limited	255,562,594				The Director is taken under section 608 (3) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling through Village Roadshow Corporation Pty Ltd the exercise of the power to vote or dispose of Village Roadshow Limited's shareholding
	(30,000)		13-Sep-06	$1.9408	On-market sale
	(45,000)		15-Sep-06	$1.9584	On-market sale
	(1,000,000)		18-Sep-06	$1.8748	On-market sale
		254,487,594			
Total Indirect Interest		**254,487,594**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: **ROBERT GEORGE KIRBY**
Name of Company: **VILLAGE ROADSHOW CORPORATION PTY LTD**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
R G Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
VRC Investment Co. Pty Ltd	2,380,645	2,380,645			Wholly owned subsidiary of Positive Investments Pty Ltd
Positive Investments Pty Ltd	4,497,561	4,497,561			Director and shareholder of Positive Investments Pty Ltd
J R Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
G W Burke	250	250			Held beneficially for Positive Investments Pty Ltd
TOTAL		**6,878,956**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

Name of Director: **ROBERT GEORGE KIRBY**
Name of Company: **VILLAGE ROADSHOW CORPORATION PTY LTD**
Name and Type of Security: **PREFERENCE SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change In Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Positive Investments Pty Ltd	41,972	41,972			Director and shareholder of Positive Investments Pty Ltd
TOTAL		41,972			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change In Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GRAHAM WILLIAM BURKE
Date of last notice	28 JULY 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	13 SEPTEMBER 2006 – 18 SEPTEMBER 2006
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Name of Director: **GRAHAM WILLIAM BURKE**
Name of Company: **VILLAGE ROADSHOW LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
DIRECT INTEREST					
G W Burke	62,400	62,400			Registered holder
Total Direct Interest		**62,400**			
INDIRECT INTEREST					
Village Roadshow Corporation Pty Ltd	88,375,000	88,375,000			Director and shareholder of Village Roadshow Corporation Pty Ltd and taken under section 608 (1) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling the exercise of the power to vote or dispose of Village Roadshow Corporation Pty Ltd's shareholding
Canberra Theatres Ltd	6,544,167	6,544,167			Village Roadshow Corporation Pty Ltd has relevant interest under section 608 (8) of the Corporations Act as the holder of an enforceable right over the Village Roadshow Limited shares held by Canberra Theatres Limited and the director is taken to have an indirect relevant interest under section 608 (1) of the Corporations Act by reason of jointly controlling the exercise of the power to vote or dispose of Village Roadshow Corporation Pty Ltd's shareholding in Village Roadshow Limited
Total Indirect Interest		**94,919,167**			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Name of Director: **GRAHAM WILLIAM BURKE**
Name of Company: **VILLAGE ROADSHOW LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
Canberra Theatres Ltd	6,544,167	6,544,167			Call option agreement between Amalgamated Holdings Limited and Village Roadshow Corporation Pty Ltd in respect of the Village Roadshow Limited shares held by Canberra Theatres Limited and pre-emption rights over the sale of the shares giving Village Roadshow Corporation Pty Ltd a relevant interest under section 608 (8) of the Corporations Act
TOTAL		6,544,167			

DIRECTORS INTERESTS IN OPTIONS OVER SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Options Over Securities Held after Change	Date	Exercise Price	Description
G W Burke	2,000,000	2,000,000		$3.00	Expiring 30-Nov-07
G W Burke	2,000,000	2,000,000		$4.00	Expiring 30-Nov-07
G W Burke	2,000,000	2,000,000		$5.00	Expiring 30-Nov-07
TOTAL		6,000,000			

Name of Director: **GRAHAM WILLIAM BURKE**
Name of Company: **VILLAGE ROADSHOW LIMITED**
Name and Type of Security: **A CLASS PREFERENCE SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
TOTAL		0			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Name of Director: **GRAHAM WILLIAM BURKE**
Name of Company: **AUSTEREO GROUP LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Village Roadshow Limited	255,562,594				The Director is taken under section 608 (3) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling through Village Roadshow Corporation Pty Ltd the exercise of the power to vote or dispose of Village Roadshow Limited's shareholding
	(30,000)		13-Sep-06	$1.9408	On-market sale
	(45,000)		15-Sep-06	$1.9584	On-market sale
	(1,000,000)		18-Sep-06	$1.8748	On-market sale
		254,487,594			
Total Indirect Interest		**254,487,594**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: **GRAHAM WILLIAM BURKE**
Name of Company: **VILLAGE ROADSHOW CORPORATION PTY LTD**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
G W Burke	250	250			Held beneficially for Positive Investments Pty Ltd
VRC Investment Co. Pty Ltd	2,380,645	2,380,645			Wholly owned subsidiary of Positive Investments Pty Ltd
Positive Investments Pty Ltd	4,497,561	4,497,561			Director and shareholder of Positive Investments Pty Ltd
J R Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
R G Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
TOTAL		6,878,956			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: **GRAHAM WILLIAM BURKE**
Name of Company: **VILLAGE ROADSHOW CORPORATION PTY LTD**
Name and Type of Security: **PREFERENCE SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Positive Investments Pty Ltd	41,972	41,972			Director and shareholder of Positive Investments Pty Ltd
TOTAL		41,972			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

NOTICE OF GENERAL MEETING

NOTICE IS HEREBY GIVEN that a General Meeting of Village Roadshow Limited (the "Company" or "VRL") will be held at Cinema Number 9, Village Cinemas, Jam Factory, 500 Chapel Street, South Yarra, Victoria on Tuesday 24 October 2006 at 2.00 p.m. Australian Eastern Standard Time.

SHAREHOLDERS ARE ADVISED TO READ THIS NOTICE OF MEETING AND ACCOMPANYING EXPLANATORY MEMORANDUM CAREFULLY

A. To consider and if thought fit, approve the following resolution which will be proposed as a special resolution:

"That the Company approves the provision of financial assistance by each of the Warner Companies and Nara Companies, as outlined in the explanatory memorandum accompanying the notice of this meeting, for the purposes of section 260B(2) of the *Corporations Act.*"

Dated: 22 September 2006

By order of the Board
P. S. Leggo

Group Company Secretary

VOTING ELIGIBILITY AND PROCEDURES

1. If you are unable to attend the meeting, you may appoint a proxy to attend the meeting on your behalf. See the section below headed "Appointment of Proxies".

2. If you are an ordinary shareholder attending the meeting, **please bring your bar coded Proxy Form/Invitation** to assist in shareholder identification and registration.

3. **Only ordinary shareholders may vote at the meeting**. A Class preference shareholders may attend but not vote. Any votes cast by A Class preference shareholders will be disregarded in determining the result of the resolutions.

4. On a show of hands each ordinary shareholder present in person or by proxy, representative or attorney is entitled to one vote. On a poll every ordinary shareholder present in person or by proxy, representative or attorney has one vote for every ordinary share held.

5. If two or more joint ordinary shareholders purport to vote, the vote of the joint holder whose name appears first in the Register will be accepted to the exclusion of the other joint holder or holders.

6. Any ordinary shareholder which is a corporation may appoint an individual as its representative as provided by the *Corporations Act 2001* (**"the Act"**).

7. In accordance with Regulation 7.11.37 of the *Corporations Regulations*, all ordinary securities of the Company that are quoted securities at 2.00 p.m. Australian Eastern Standard Time on Sunday 22 October 2006 are taken, for the purposes of the above meeting, to be held by the persons who held them at that time. Only those persons will be entitled to vote at the General Meeting on Tuesday 24 October 2006.

APPOINTMENT OF PROXIES

1. Each member entitled to attend and vote at the meeting is entitled to appoint a proxy. If the member is entitled to cast 2 or more votes at the meeting, they may appoint 2 proxies and may specify the proportion or number of votes each proxy is appointed to exercise. The person(s) appointed may be an individual or a body corporate. If more than one proxy is appointed and the appointment does not specify the proportion or number of the member's votes each proxy may exercise, each proxy may exercise half of the member's votes. If more than one proxy is appointed, neither proxy shall have the right to vote on a show of hands but only on a poll.

2. A proxy need not be a member of the Company.

3. In the case of joint holders all should sign the proxy form.

4. In the case of corporations, proxies must be executed in accordance with Section 127 of the Act or be signed by an authorised officer or attorney.

5. A proxy form signed under a power of attorney, to be valid, must be accompanied by the signed power of attorney, or certified copy of such power of attorney.

6. If you mark the abstention box on the proxy form for any item of business, you are directing your proxy not to vote on a show of hands or on a poll and your shares will not be counted in calculating the required majority on a poll. If you do not indicate how your proxy is to vote, they may vote as they see fit.

7. If the proxy is signed by the member but does not name the proxy or proxies in whose favour it is given, the Chairman may either act as proxy or complete the proxy by inserting the names of one or more Directors. The Chairman intends to vote all undirected proxies in favour of the resolution.

8. The proxy form for ordinary shareholders is enclosed with this Notice of Meeting. To be valid it must be completed and deposited, together with power of attorney (if any) under which it is signed or a certified copy of such power of attorney, at the Company's share registry,

   Computershare Investor Services Pty Limited
   452 Johnston Street
   Abbotsford Vic 3067

   or returned to the share registry in the reply paid envelope provided so that it is **received not later than 2.00p.m.** Australian Eastern Standard Time **on Sunday 22 October 2006**. Alternatively, the proxy may be lodged by facsimile with the Company's share registry on +613 9473 2555 provided it is **received by the same time.**

EXPLANATORY MEMORANDUM

Background

On 29 May 2006, the Company announced that it had acquired the interest of Warner Bros. Entertainment Australia Pty Limited in the various theme parks located on the Gold Coast, in Queensland and jointly owned by them (**"Warner Acquisition"**).

The Warner Acquisition was made pursuant to a sale agreement dated 26 May 2006, under which the Company (through various wholly owned subsidiaries) acquired all of the shares held (directly or indirectly) in the following companies:

(a) WW Australia Pty Ltd (formerly known as Warner World Australia Pty Limited);

(b) WB Properties Australia Pty Ltd (formerly known as Warner Bros Properties Australia Pty Limited);

(c) WSW Operations Pty Ltd (formerly know as Warner Sea World Operations Pty Limited);

(d) Sari Lodge Pty Ltd;

(e) WSW Units Pty Ltd (formerly known as Warner Sea World Units Pty Limited);

(f) WSWI Pty Ltd (formerly known as Warner Sea World Investments Pty Limited);

(g) WSW Aviation Pty Ltd (formerly known as Warner Sea World Aviation Pty Limited);

(h) WV Entertainment Pty Ltd; and

(i) Sea World Management Pty Limited,

(collectively the **"Warner Companies"**).

The Company paid approximately $254 million for the shares in the Warner Companies and assumed the Warner Companies' share of associated bank debt of approximately $64.5 million.

In addition, the Company has (through various subsidiaries) entered into a legally binding heads of agreement with Nara Australia Pty Ltd and Samos Pty Limited to acquire the remaining shares held by them ("**Nara Acquisition**") in each of:

(a) Sea World Nara International Pty Limited;

(b) Sea World Nara Resort Hotel Pty Limited; and

(c) Sea World Nara Equipment Company Pty Limited,

(collectively the **"Nara Companies"**).

The Company has agreed to pay approximately $20 million for the Nara Acquisition and to assume the vendors' share of associated bank debt of approximately $5.5 million.

The Warner Acquisition was financed out of the Company's internal resources and various debt facilities ("**VRL Facility**").

A subsidiary within the theme parks division of the Company proposes to borrow up to $350 million on a limited recourse basis (secured only against the assets of the Village Roadshow theme park division), in order to:

(i) refinance existing theme park debt of approximately $126 million;

(ii) repay part of the VRL Facility used to facilitate the Warner Acquisition; and

(iii) finance the purchase of the remaining shares in the Nara Companies.

A facility agreement ("**Facility Agreement**") is being negotiated with a syndicate of financial institutions led by Australia and New Zealand Banking Group Limited ("**Banking Syndicate**").

It will be a requirement of the Facility Agreement that all relevant companies (which includes the Warner Companies and the Nara Companies) grant cross guarantees and security (including a fixed and floating charge over all their assets) in favour of the Banking Syndicate ("**Security**").

By granting the Security, the Warner Companies and the Nara Companies could be granting "financial assistance" for the acquisition of their own shares for the purposes of Section 260A of the *Corporations Act* ("**Act**").

As the provision by the Warner Companies and the Nara Companies of the Security may constitute "financial assistance" for the purposes of section 260A of the Act, the Banking Syndicate has indicated that the terms of the Facility Agreement will require the Company to seek formal approval from its shareholders under the available procedures in the Act.

Particulars of the proposed financial assistance

It is proposed that each Warner Company and each Nara Company will, in accordance with the terms of the Facility Agreement, provide the Security in relation to all amounts that may be owing from time to time under the Facility Agreement.

By becoming a guarantor and security provider under the Facility Agreement, each Warner Company and each Nara Company will also secure any other obligations of the borrower (which at this stage is intended to be Village Themepark Management Pty Ltd) and related companies within the Village Roadshow theme parks division (the "**Group**") under the Facility Agreement.

Shareholder approval of financial assistance

The approval of the shareholders of the Company in respect of the proposed financial assistance is sought under *Section* 260B(2) of the Act because the Company is, or will be, the listed holding company of the Warner Companies and Nara Companies.

Effect of the proposed financial assistance

If there is a default in the due and punctual payment of amounts owing under the Facility Agreement or if certain other events of default occur, the Group (including the Warner Companies and Nara Companies) could be required to immediately pay on demand all amounts then owing by the Group under the Facility Agreement. To the extent such amounts are not repaid, the Security will become enforceable by the Banking Syndicate.

The advantages of the proposed financial assistance include the following:

(a) The directors of the Company believe that the Facility Agreement is the most appropriate form of financing available, in order to finance the Village Roadshow theme parks division, including the Warner Acquisition and the Nara Acquisition; and

(b) If the proposed resolution is not approved, the Warner Companies and the Nara Companies may not be able to act as guarantors and security providers under the Facility Agreement which may prejudice the Company's ability to achieve the best possible terms and conditions (including pricing) for these financing arrangements.

The directors of the Company do not believe there is any disadvantage to the Company in approving the proposed resolution and believe the entry into of the Facility Agreement and the granting of the Security is for the benefit of each member of the Group (including the Warner Companies and the Nara Companies).

Directors' recommendation

The directors of the Company unanimously recommend that shareholders support the granting of financial assistance by each of the Warner Companies and the Nara Companies by voting in favour of the resolution set out in the notice of meeting.

Directors' Interests

None of the directors of the Company has any interest (directly or indirectly) in the proposed financial assistance other than in relation to their position as a director or an employee of the Company, the Warner Companies, the Nara Companies or of a related body corporate of the Company, the Warner Companies, the Nara Companies or as a shareholder of the Company.

Other relevant information

The directors consider that there is no other information that is known to the Company that is material to a shareholder's decision on how to vote on the proposed resolution, other than information which it would be unreasonable to require the Company to include in this document as the Company has previously disclosed the information to its shareholders.

Dated 22 September 2006

VOTING ELIGIBILITY AND PROCEDURES

1. If you are unable to attend the meeting, you may appoint a proxy to attend the meeting on your behalf. See the section below headed "Appointment of Proxies".

2. If you are an ordinary shareholder attending the meeting, **please bring this bar coded Proxy Form/Invitation** to assist in shareholder identification and registration.

3. **Only ordinary shareholders may vote at the meeting.** A class preference shareholders may attend but not vote. Any votes cast by A class preference shareholders will be disregarded in determining the result of the resolutions.

4. On a show of hands each ordinary shareholder present in person or by proxy, representative or attorney is entitled to one vote. On a poll every ordinary shareholder present in person or by proxy, representative or attorney has one vote for every ordinary share held.

5. If two or more joint ordinary shareholders purport to vote, the vote of the joint holder whose name appears first in the Register will be accepted to the exclusion of the other joint holder or holders.

6. Any ordinary shareholder which is a corporation may appoint an individual as its representative as provided by the Corporations Act 2001 (**"the Act"**).

7. In accordance with Regulation 7.11.37 of the Corporations Regulations, all ordinary securities of the Company that are quoted *securities at* 2.00 pm Australian Eastern Standard Time on Sunday 22 October 2006 are taken, for the purposes of the above meeting, to be held by the persons who held them at that time. Only those persons will be entitled to vote at the General Meeting on Tuesday, 24 October 2006.

APPOINTMENT OF PROXIES

1. Each member entitled to attend and vote at the meeting is entitled to appoint a proxy. If the member is entitled to cast 2 or more votes at the meeting, they may appoint 2 proxies and may specify the proportion or number of votes each proxy is appointed to exercise. The person(s) appointed may be an individual or a body corporate. If more than one proxy is appointed and the appointment does not specify the proportion or number of the member's votes each proxy may exercise, each proxy may exercise half of the member's votes. If more than one proxy is appointed, neither proxy shall have the right to vote on a show of hands but only on a poll.

2. A proxy need not be a member of the Company.

3. In the case of joint holders all should sign the proxy form.

4. In the case of corporations, proxies must be executed in accordance with Section 127 of the Act or be signed by an authorised officer or attorney.

5. A proxy form signed under a power of attorney, to be valid, must be accompanied by the signed power of attorney, or certified copy of such power of attorney.

6. If you mark the abstention box on the proxy form for any item of business, you are directing your proxy not to vote on a show of hands or on a poll and your shares will not be counted in calculating the required majority on a poll. If you do not indicate how your proxy is to vote, they may vote as they see fit.

7. If the proxy is signed by the member but does not name the proxy or proxies in whose favour it is given, the Chairman may either act as proxy or complete the proxy by inserting the names of one or more Directors. The Chairman intends to vote all undirected proxies in favour of the resolution.

8. To be valid this proxy form must be completed *and deposited*, together with power of attorney (if any) under which it is signed or a certified copy of such power of attorney, at the Company's share registry,

   Computershare Investor Services Pty Limited
   452 Johnston Street
   Abbotsford Vic 3067

   or returned to the share registry in the reply paid envelope provided so that it is **received not later than 2.00 pm Australian Eastern Standard Time on Sunday 22 October 2006**. Alternatively, the proxy may be lodged by facsimile with the Company's share registry on +613 9473 2555 **provided it is received by the same time.**

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**VILLAGE ROADSHOW LIMITED**
ABN	**43 010 672 054**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN ROSS KIRBY
Date of last notice	19 SEPTEMBER 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	19 SEPTEMBER 2006 – 22 SEPTEMBER 2006
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Name of Director: **JOHN ROSS KIRBY**
Name of Company: **VILLAGE ROADSHOW LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
DIRECT INTEREST					
J R Kirby	192,131	192,131			Registered holder
Total Direct Interest		**192,131**			
INDIRECT INTEREST					
Village Roadshow Corporation Pty Ltd	88,375,000	88,375,000			Director and shareholder of Village Roadshow Corporation Pty Ltd and taken under section 608 (1) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling the exercise of the power to vote or dispose of Village Roadshow Corporation Pty Ltd's shareholding
Canberra Theatres Ltd	6,544,167	6,544,167			Village Roadshow Corporation Pty Ltd has relevant interest under section 608 (8) of the Corporations Act as the holder of an enforceable right over the Village Roadshow Limited shares held by Canberra Theatres Limited and the director is taken to have an indirect relevant interest under section 608 (1) of the Corporations Act by reason of jointly controlling the exercise of the power to vote or dispose of Village Roadshow Corporation Pty Ltd's shareholding in Village Roadshow Limited
Total Indirect Interest		**94,919,167**			

Name of Director: **JOHN ROSS KIRBY**
Name of Company: **VILLAGE ROADSHOW LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
Canberra Theatres Ltd	6,544,167	6,544,167			Call option agreement between Amalgamated Holdings Limited and Village Roadshow Corporation Pty Ltd in respect of the Village Roadshow Limited shares held by Canberra Theatres Limited and pre-emption rights over the sale of the shares giving Village Roadshow Corporation Pty Ltd a relevant interest under section 608 (8) of the Corporations Act
TOTAL		**6,544,167**			

Name of Director: **JOHN ROSS KIRBY**
Name of Company: **VILLAGE ROADSHOW LIMITED**
Name and Type of Security: **A CLASS PREFERENCE SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
TOTAL		0			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: **JOHN ROSS KIRBY**
Name of Company: **AUSTEREO GROUP LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Village Roadshow Limited	254,487,594				The Director is taken under section 608 (3) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling through Village Roadshow Corporation Pty Ltd the exercise of the power to vote or dispose of Village Roadshow Limited's shareholding
	(10,955,000)		19-Sep-06	$1.8701	On-market sale
	(10,176,463)		20-Sep-06	$1.865	On-market sale
	(13,722,172)		21-Sep-06	$1.865	On-market sale
	(3,030,318)		22-Sep-06	$1.8652	On-market sale
		216,603,641			
Total Indirect Interest		**216,603,641**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: **JOHN ROSS KIRBY**
Name of Company: **VILLAGE ROADSHOW CORPORATION PTY LTD**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
J R Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
VRC Investment Co. Pty Ltd	2,380,645	2,380,645			Wholly owned subsidiary of Positive Investments Pty Ltd
Positive Investments Pty Ltd	4,497,561	4,497,561			Director and shareholder of Positive Investments Pty Ltd
R G Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
G W Burke	250	250			Held beneficially for Positive Investments Pty Ltd
TOTAL		**6,878,956**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL	0	0			

Name of Director: **JOHN ROSS KIRBY**
Name of Company: **VILLAGE ROADSHOW CORPORATION PTY LTD**
Name and Type of Security: **PREFERENCE SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Positive Investments Pty Ltd	41,972	41,972			Director and shareholder of Positive Investments Pty Ltd
TOTAL		**41,972**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**VILLAGE ROADSHOW LIMITED**
ABN	**43 010 672 054**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ROBERT GEORGE KIRBY
Date of last notice	19 SEPTEMBER 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	19 SEPTEMBER 2006 – 22 SEPTEMBER 2006
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Name of Director: **ROBERT GEORGE KIRBY**
Name of Company: **VILLAGE ROADSHOW LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
DIRECT INTEREST					
R G Kirby	1,000	1,000			Registered holder
Total Direct Interest		**1,000**			
INDIRECT INTEREST					
Village Roadshow Corporation Pty Ltd	88,375,000	88,375,000			Director and shareholder of Village Roadshow Corporation Pty Ltd and taken under section 608 (1) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling the exercise of the power to vote or dispose of Village Roadshow Corporation Pty Ltd's shareholding
Canberra Theatres Ltd	6,544,167	6,544,167			Village Roadshow Corporation Pty Ltd has relevant interest under section 608 (8) of the Corporations Act as the holder of an enforceable right over the Village Roadshow Limited shares held by Canberra Theatres Limited and the director is taken to have an indirect relevant interest under section 608 (1) of the Corporations Act by reason of jointly controlling the exercise of the power to vote or dispose of Village Roadshow Corporation Pty Ltd's shareholding in Village Roadshow Limited
Total Indirect Interest		**94,919,167**			

Name of Director: **ROBERT GEORGE KIRBY**
Name of Company: **VILLAGE ROADSHOW LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
Canberra Theatres Ltd	6,544,167	6,544,167			Call option agreement between Amalgamated Holdings Limited and Village Roadshow Corporation Pty Ltd in respect of the Village Roadshow Limited shares held by Canberra Theatres Limited and pre-emption rights over the sale of the shares giving Village Roadshow Corporation Pty Ltd a relevant interest under section 608 (8) of the Corporations Act
TOTAL		**6,544,167**			

Name of Director: **ROBERT GEORGE KIRBY**
Name of Company: **VILLAGE ROADSHOW LIMITED**
Name and Type of Security: **A CLASS PREFERENCE SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
TOTAL		0			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: **ROBERT GEORGE KIRBY**
Name of Company: **AUSTEREO GROUP LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Village Roadshow Limited	254,487,594				The Director is taken under section 608 (3) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling through Village Roadshow Corporation Pty Ltd the exercise of the power to vote or dispose of Village Roadshow Limited's shareholding
	(10,955,000)		19-Sep-06	$1.8701	On-market sale
	(10,176,463)		20-Sep-06	$1.865	On-market sale
	(13,722,172)		21-Sep-06	$1.865	On-market sale
	(3,030,318)		22-Sep-06	$1.8652	On-market sale
		216,603,641			
Total Indirect Interest		**216,603,641**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: **ROBERT GEORGE KIRBY**
Name of Company: **VILLAGE ROADSHOW CORPORATION PTY LTD**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
R G Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
VRC Investment Co. Pty Ltd	2,380,645	2,380,645			Wholly owned subsidiary of Positive Investments Pty Ltd
Positive Investments Pty Ltd	4,497,561	4,497,561			Director and shareholder of Positive Investments Pty Ltd
J R Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
G W Burke	250	250			Held beneficially for Positive Investments Pty Ltd
TOTAL		**6,878,956**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

Name of Director: **ROBERT GEORGE KIRBY**
Name of Company: **VILLAGE ROADSHOW CORPORATION PTY LTD**
Name and Type of Security: **PREFERENCE SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Positive Investments Pty Ltd	41,972	41,972			Director and shareholder of Positive Investments Pty Ltd
TOTAL		41,972			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**VILLAGE ROADSHOW LIMITED**
ABN	**43 010 672 054**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GRAHAM WILLIAM BURKE
Date of last notice	19 SEPTEMBER 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	19 SEPTEMBER 2006 – 22 SEPTEMBER 2006
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the *definition* of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Name of Director: **GRAHAM WILLIAM BURKE**
Name of Company: **VILLAGE ROADSHOW LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
DIRECT INTEREST					
G W Burke	62,400	62,400			Registered holder
Total Direct Interest		**62,400**			
INDIRECT INTEREST					
Village Roadshow Corporation Pty Ltd	88,375,000	88,375,000			Director and shareholder of Village Roadshow Corporation Pty Ltd and taken under section 608 (1) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling the exercise of the power to vote or dispose of Village Roadshow Corporation Pty Ltd's shareholding
Canberra Theatres Ltd	6,544,167	6,544,167			Village Roadshow Corporation Pty Ltd has relevant interest under section 608 (8) of the Corporations Act as the holder of an enforceable right over the Village Roadshow Limited shares held by Canberra Theatres Limited and the director is taken to have an indirect relevant interest under section 608 (1) of the Corporations Act by reason of jointly controlling the exercise of the power to vote or dispose of Village Roadshow Corporation Pty Ltd's shareholding in Village Roadshow Limited
Total Indirect Interest		**94,919,167**			

Name of Director: **GRAHAM WILLIAM BURKE**
Name of Company: **VILLAGE ROADSHOW LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
Canberra Theatres Ltd	6,544,167	6,544,167			Call option agreement between Amalgamated Holdings Limited and Village Roadshow Corporation Pty Ltd in respect of the Village Roadshow Limited shares held by Canberra Theatres Limited and pre-emption rights over the sale of the shares giving Village Roadshow Corporation Pty Ltd a relevant interest under section 608 (8) of the Corporations Act
TOTAL		6,544,167			

DIRECTORS INTERESTS IN OPTIONS OVER SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Options Over Securities Held after Change	Date	Exercise Price	Description
G W Burke	2,000,000	2,000,000		$3.00	Expiring 30-Nov-07
G W Burke	2,000,000	2,000,000		$4.00	Expiring 30-Nov-07
G W Burke	2,000,000	2,000,000		$5.00	Expiring 30-Nov-07
TOTAL		6,000,000			

Name of Director: **GRAHAM WILLIAM BURKE**
Name of Company: **VILLAGE ROADSHOW LIMITED**
Name and Type of Security: **A CLASS PREFERENCE SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
TOTAL		0			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Name of Director: **GRAHAM WILLIAM BURKE**
Name of Company: **AUSTEREO GROUP LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Village Roadshow Limited	254,487,594				The Director is taken under section 608 (3) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling through Village Roadshow Corporation Pty Ltd the exercise of the power to vote or dispose of Village Roadshow Limited's shareholding
	(10,955,000)		19-Sep-06	$1.8701	On-market sale
	(10,176,463)		20-Sep-06	$1.865	On-market sale
	(13,722,172)		21-Sep-06	$1.865	On-market sale
	(3,030,318)		22-Sep-06	$1.8652	On-market sale
		216,603,641			
Total Indirect Interest		**216,603,641**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: **GRAHAM WILLIAM BURKE**
Name of Company: **VILLAGE ROADSHOW CORPORATION PTY LTD**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
G W Burke	250	250			Held beneficially for Positive Investments Pty Ltd
VRC Investment Co. Pty Ltd	2,380,645	2,380,645			Wholly owned subsidiary of Positive Investments Pty Ltd
Positive Investments Pty Ltd	4,497,561	4,497,561			Director and shareholder of Positive Investments Pty Ltd
J R Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
R G Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
TOTAL		6,878,956			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: **GRAHAM WILLIAM BURKE**
Name of Company: **VILLAGE ROADSHOW CORPORATION PTY LTD**
Name and Type of Security: **PREFERENCE SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Positive Investments Pty Ltd	41,972	41,972			Director and shareholder of Positive Investments Pty Ltd
TOTAL		41,972			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513